Exhibit 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-219135 on Form S-4 of our report dated March 1, 2017, relating to the consolidated financial statements of Television Food Network, G.P. as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016 (which report expresses an unqualified opinion and includes an explanatory paragraph regarding certain revenue and expense transactions with affiliated companies) appearing in the Annual Report on Form 10-K of Tribune Media Company for the year ended December 31, 2016, and to the reference to us under the heading “Experts” in such prospectus, which is part of such Registration Statement.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio
August 15, 2017